

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 12, 2007

John P. Greeley
Chief Executive Officer and Director
JPG Associates, Inc.
846 Glendale Road
Wilbraham, MA 01095

> **Re: JPG Associates, Inc.**
> **Form SB-2**
> **Filed January 16, 2007**
> **File No. 333-139991**

Dear Mr. Greeley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As appropriate, please update your filing to include financial statements for the latest interim period. Refer to Item 310(g) of Regulation S-B.

2.   Although this registration statement purports to be a resale registration statement, it appears that the offering is a primary offering of shares by the company being offered through friends and family of the founder and principal, Mr. Greeley. As such, revise the registration statement to identify all the selling shareholders as underwriters and fix the offering price of the securities for the duration of the offering. The company is not eligible to offer securities at prevailing market prices under Rule 415.

3.   The company's business plan is vague and overly broad. The disclosure indicates that the company through Mr. Greeley assists companies in organizing their day-to-day operations and helps them develop a business plan.   We note that the company's principal customer to date, Snow & Sail Sports, merged with a privately-held company shortly after going public, and 100% of the company's revenues in 2005 and 45% in 2006 were attributable to services performed for Snow & Sail Sports while it was searching for a merger partner. We note the involvement of many of the same principals in this offering as in the initial public offering of Snow & Sail Sports. It appears that the business model of both companies is the same: To seek a reverse merger with a private operating company. As a result, the company qualifies as a blank check company, and this offering should be conducted pursuant to the requirements of Rule 419. Revise the offering and registration statement to comply with Rule 419, particularly the escrow requirements and to reflect the appropriate disclosure for a blank check company.

Prospectus Cover Page

4.   Highlight that an investment in the company is an illiquid investment.

Management's Discussion and Analysis of Plan of Operations

Operations, page 23

Liquidity, pages 24-25

5.   Please state unequivocally herein that you have substantial doubt about your ability to continue as a going concern, consistent with Note 3 of the financial statements.

Balance Sheet, page F-2

6.   Tell us the nature of the accrued expenses for $18,706.

Statements of Operations, page F-3

7.   Please disclose parenthetically all amounts arising from transactions with related parties.

Statement of Cash Flows, page F-5

8.   Please provide a Statement of Cash Flows for the Period from June 1, 2005 to September 30, 2005.

Note 6 – Concentrations and Related Party Transactions, page F-9

9.   Tell us the nature of the $10,000 payment made to RH Greeley, which appeared to account for approximately one-third of your selling and administrative expenses.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3352 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gary B. Wolff, Esq.
        Via Facsimile (212) 644-6498